UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
 Specialized Disclosure Report

Mistras Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001- 34481	22-3341267
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

195 Clarksville Road
Princeton Junction, New Jersey	08550
(Address of principal executive offices)	(Zip Code)

Michael C. Keefe; Tel. 609-716-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒           Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Explanatory Note

This Form is being filed solely to correct the date on the cover page of Form SD of the Registrant filed earlier with an effective filing date of May 28, 2021. The cover page of the earlier filed report stated that the report covered the period of January 1 to December 31, 2019, which is incorrect. The correct period covered by the report is January 1 to December 31, 2020 and this period is correctly disclosed on cover page of this amended report on Form SD. This report on Form SD is identical in all other respects (including Exhibit 1.01) to the report on Form SD filed earlier with an effective filing date of today.

Section 1 - Conflict Minerals Disclosure

Item 1.01.  Conflict Minerals Disclosure and Report, Exhibit

A copy of Mistras Group, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and a copy is available at the registrant’s website at http://investors.mistrasgroup.com/sec.cfm.

Item 1.02 Exhibits

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MISTRAS GROUP, INC.

Date: May 28, 2021	By:	/s/ Dennis Bertolotti
		Name:	Dennis Bertolotti
		Title:	President and Chief Executive Officer (Principal Executive Officer)

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